UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K of Fast Track Group (the “Company”) furnished to the Securities and Exchange Commission on July 28, 2026 (the “Original Form 6-K”). The sole purpose of this Amendment is to amend the notice of the Company’s extraordinary general meeting of shareholders on August 17, 2026 (the “Original EGM Notice”). The amended EGM Notice amends proposal three in the Original EGM Notice with corrected number of shares under the Redesignation.

All other details relating to the EGM set forth in the Original Form 6-K, shall remain unchanged. This Amendment does not otherwise amend, modify, or update the disclosures contained in the Original Form 6-K.

The amended EGM Notice is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Amended Notice of Extraordinary General Meetings of the Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 29, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director